Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
December 2, 2010	NYSE:SLW

SILVER WHEATON SERIES “B” COMMON SHARE PURCHASE WARRANTS EXPIRING DECEMBER 22, 2010

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX, NYSE:SLW) advises holders of the Series “B” common share purchase warrants (TSX: SLW.WT.B) (the “Warrants”) that the deadline for exercising the Warrants is December 22, 2010. Warrant holders are entitled to receive one share of Silver Wheaton upon exercise of one Warrant and payment of the exercise price of C$10.00 prior to their expiry.

U.S. persons may only exercise the Warrants pursuant to certain exemptions as set out in the subscription form on the back of the Warrant certificate.

Warrant holders who hold their Warrants in the account of a brokerage firm can instruct their broker to exercise the Warrants on their behalf.

If you are a registered Warrant holder and have questions or require assistance for the exercise of your Warrants, please contact CIBC Mellon Trust Company at 1-800-387-0825.

The Warrants described herein and the securities issued upon exercise of the Warrants have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions there from. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities in the United States.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 production, based upon its current agreements, is 22.0 million ounces of silver and 28,000 ounces of gold, for total production of 23.5 million silver equivalent ounces. By 2013, annual production is anticipated to increase significantly to approximately 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com